Exhibit 4.18

2018 FREE SHARE PLAN

REGULATION

	TABLE OF CONTENTS
1.	Definitions	3
2.	Shares Covered by Regulation 2018	4
3.	Administration of Regulation 2018	5
4.	Limitations	5
5.	Term of Regulation 2018	6
6.	Free Shares Award	6
7.	Criteria and Conditions of Award	6
8.	Calendar for the Free Shares Award	7
9.	Adjustments	10
10.	Intervening Transactions	10
11.	Amendment of Regulation 2018 – Management	10
12.	Tax and Social Security Rules	11
13.	Specific Restrictions and Information	11
14.	Responsibility of the Company	12
15.	Applicable Law, Jurisdiction	12

2018 FREE SHARE PLAN

REGULATION 2018

Based on the authorization granted by the combined general meeting on June 22, 2018 the Board of Directors of DBV Technologies (the “Company”) decided, at its meeting on June 22,2018 in accordance with Articles L.225-197-1 to L.225-197-5 of the Commercial Code, to adopt a regulation (“2018 FREE SHARE Regulation”) for the purpose of awarding free shares in the Company to Eligible Persons (as defined below), which bylaw will govern the awarding of free shares, and the terms and conditions of which are set out below.

1. DEFINITIONS

(a)	“Share” means a share of the Company;

(b)	“Free Share Allocation” means the free share allocation on the terms and conditions set out in Regulation 2018;

(c)

“Shareholders’ Authorization” means the authorization to allocate shares free of charge granted to the Board of Directors by the shareholders of the Company at the extraordinary combined general meeting on June 22, 2018;

(d)	“Beneficiary” means an Eligible Person to whom at least one Share has been allocated free of charge in accordance with Regulation 2018;

(e)

“Change of Control” means the completion of any transaction that has the effect of bringing about a change in the Control of the Company. The term “Control” has the meaning given to it in Article L.233-3 of the Commercial Code;

(f)	“Award Date” means the date on which the Board of Directors grants the Free Share Allocation and constitutes the date on which the Acquisition Period commences;

(g)

“Eligible Person” means an officer (President, director general, or deputy director general of the Company) or employee of the Company or an Affiliate Company who meets the conditions set out in Articles L.225-197-1 and L.225-197-2 of the Commercial Code and satisfies the conditions and criteria for the award established by the Board of Directors in its decision of June 22, 2018 and set out in Article 7 of Regulation 2018;

(h)	“Manager” means the Board of Directors of the Company that administers Regulation 2018 in accordance with Article 3 of Regulation 2018;

(i)	“Disability” means a disability on the part of the Beneficiary that corresponds to classification in the second or third category provided in Article L.341-4 of the Social Security Code;

(J)	“Regulation 2018” means this 2018 Free Share Plan as adopted by the Manager on June 22, 2018.

(k)

“Employee” means a natural person who is employed by the Company (or any Affiliated Company) and is subject to the power of control and direction of the employer entity in the performance and conduct of the work to be carried out;

(l)	“Company” means DBV Technologies, a limited company incorporated under French law;

(m)	“Affiliated Company” means a company that meets the criteria set out in Article L.225-197-2 of the Commercial Code:

•	companies of which at least ten percent (10%) of the capital or voting rights are held, directly or indirectly, by the Company;

•	companies that hold, directly or indirectly, at least ten percent (10%) of the capital or voting rights of the Company; and

•

companies of which at least fifty percent (50%) of the capital or voting rights are held, directly or indirectly, by a company that itself holds, directly or indirectly, at least fifty percent (50%) of the capital or voting rights of the Company.

2.	SHARES COVERED BY REGULATION 2018

All Free shares plan based on the authorization granted by the combined general meeting on June 22, 2018 to the Board of Directors of DBV Technologies.

The total number of Free shares according with the Shareholder’s authorization shall not exceed 4.5% of the share capital on the date of June 22, 2018, Meeting (i.e. 1,350,285 shares).

3.	ADMINISTRATION OF REGULATION 2018

(a)	Administration

Regulation 2018 will be administered by the Manager.

(b)	Powers of the Manager

Within the limits of the Commercial Code, the Shareholders’ Authorization and Regulation 2018, the Manager will have discretion to:

i.	determine the Eligible Persons to whom Shares will be allocated free of charge and decide the number of bonus Shares to be awarded to each of them;

ii.	determine the terms and conditions of any Free Share Allocation;

iii.	analyze and interpret the terms of Regulation 2018;

iv.	decide to change or cancel any rule in Regulation 2018, within the limits prescribed by law;

v.	make any necessary or advisable decision in the course of executing Regulation 2018.

(c)	Effects of Decisions of the Manager

The decisions and interpretations of the Manager are final and binding on all Beneficiaries.

4.	LIMITATIONS

(a)

The Shares allocated free of charge are governed by Articles L.225-197-1 to L.225-197-5 of the Commercial Code. They do not in any way constitute a component of the contract of employment or office or compensation of the Beneficiary.

Neither Regulation 2018 nor any Share allocated free of charge confers a right on the Beneficiary to remain in employment in the Company or an Affiliated Company, or in office in the Company. Moreover, they do not in any event limit the right that the Beneficiary, the Company, or an Affiliated Company, as the case may be, may have to terminate such employment or office in any circumstance, with or without cause.

(b)

In accordance with Article L.225-197-1 of the Commercial Code, no Share may be allocated free of charge to an Eligible Person who, at the time of allocation the Share, directly holds more than 10% of the capital of the Company, or for whom the effect of the award would be to increase his/her participation to more than 10% of the capital of the Company.

5.	TERM OF REGULATION 2018

Relying on the authorization and powers granted to it by the General Shareholders’ Meeting on June 22, 2018, the Board of Directors, in its decision dated June 22, 2018 decided to adopt Regulation 2018, which came into effect on June 22, 2018. Unless it is cancelled early in accordance with the provisions of Article 11, Regulation 2018 will remain in effect until the expiration of the Retention Period for the last Share allocated free of charge.

6.	BONUS SHARE AWARD

(a)	Decision to award

The Manager will decide during Board of Directors meetings to allocate free shares to the new DBV Technologies S.A.’s employees according a fixed ratio.

(b)	Award of Shares and Acceptance by Beneficiaries

Each Eligible Person will be informed of the Free Share Allocation by a notification letter setting out, in particular, (i) the number of Shares allocated free of charge to him/her, (ii) the term of the Acquisition Period, (iii) the term of the Retention Period, (iv) the conditions and criteria to be met in order for the award to become definitive at the end of the Acquisition Period, and (v) any obligation imposed on him/her. A copy of Regulation 2018 will be attached to the notification letter. A sample notification letter is set out in an Appendix to Regulation 2018.

The notification letter will be sent to the Beneficiary by registered mail with acknowledgement of receipt or delivered by hand to the Beneficiary by the Manager or by any duly authorized person, and the Beneficiary will acknowledge receipt.

In the event that the Beneficiary would like to take up the Free Share Allocation, he/she must make his/her acceptance known to the Company by sending the second copy of the notification of the Free Share Allocation to the Company, addressed to the Manager, by registered mail with acknowledgement of receipt or by hand, signed by him/her under the notation “Good for acceptance,” within thirty (30) days of receipt of the notification of the Free Share Allocation.

Acceptance of Regulation 2018 by a Beneficiary constitutes acceptance of all of its terms.

7.	CRITERIA AND CONDITIONS OF AWARD

The Share award presumes that each Beneficiary meets the following conditions and criteria, which were decided General Shareholders’ Meeting on June 22, 2018 and by the Board of Directors in its decision dated June 22, 2018, and which have been brought to the attention of the Beneficiaries by individual letter:

•	the Beneficiary must continue to be an Eligible Person throughout the entire Acquisition Period.

•	The definitive allocation of the free shares will only occur at the later of the following two dates, subject to the presence requirement set out below:

(i) expiry of the current vesting period as from their initial allocation; and

(ii) approval of Viaskin Peanut by the US Food and Drug Administration (US FDA) (performance condition).

8.	CALENDAR FOR THE BONUS SHARE AWARD

(a)	Acquisition Period

The Free Share Allocation to Beneficiaries will become definitive only at the end of an Acquisition Period of a minimum of one (1) year from the allocation date, or, on the terms set out in Article 7, on the condition that, throughout the entire Acquisition Period, the Beneficiary has continued to be an Eligible Person.

In accordance with Article L.225-197-3 of the Commercial Code, the rights resulting from the Free Share Allocation may not be assigned or transferred by any method whatsoever until the end of the Acquisition Period. However, in the event of the death of the beneficiary, his/her heirs may request that the shares be awarded within six months from the date of death.

The definitive award is subject to an attendance requirement that is determined in accordance with the precise terms and conditions below. In order to be Eligible, beneficiaries must therefore have a relationship with the Company or an Affiliated Company, throughout the entire Acquisition Period, by virtue of an office and/or a contract of employment.

Accordingly, in the event of resignation, voluntary or involuntary retirement, termination of the Beneficiary’s contract of employment by mutual agreement with the company concerned, dismissal, removal, or non-renewal of the Beneficiary’s office, during the Acquisition Period, for any cause whatsoever, the Beneficiary would, unless otherwise first decided by the Manager, lose all rights to the Free Share Allocation and could make no claim for compensation in that regard.

•	Dismissal of the Beneficiary and/or removal and/or non-renewal of the Beneficiary’s offices during the Acquisition Period:

•

If the Beneficiary has only a contract of employment, the loss of the right to the Free Share Allocation will take place on the date of receipt (or first presentation) of the letter of notification of dismissal, notwithstanding (i) any notice requirement, whether or not it has been given; (ii) any dispute by the beneficiary of his/her dismissal and/or the reasons for the dismissal, and (iii) any judicial decision setting aside the dismissal.

•

If the Beneficiary has only an office, the loss of the right to the Free Share Allocation will take place on the date of the meeting of the corporate body at which the removal was decided or the Beneficiary was replaced as the office holder, if the beneficiary is a member of it, and if the Beneficiary is not a member of it, as of the date on which notice of the decision is received by the Beneficiary, notwithstanding (i) any notice requirement, whether or not it has been given; (ii) any dispute by the beneficiary of his/her removal and/or the reasons for the removal, and (iii) any judicial decision setting aside the removal.

•

If the Beneficiary has both a contract of employment and an office and, in the event of the simultaneous or successive loss of both positions, the loss of the right to the Free Share Allocation will take place on the date of receipt of the latter of the two notices referred to in the two preceding paragraphs.

•	Resignation during the Acquisition Period:

In the event of the resignation of the Beneficiary from his/her position as an employee, if the Beneficiary is an employee only, or as an officer, if the Beneficiary is an officer only, or in the event of simultaneous or successive resignation from his/her position as an employee and as an officer, in the event that the Beneficiary holds both positions at the same time, the loss of the right to the Free Share Allocation will take place:

•

if the Beneficiary is only an employee or an officer, on the date of receipt by the Company of the Beneficiary’s letter of resignation or on the date on which it is delivered by hand to an authorized representative of the Company that employs him/her; and

•

if the Beneficiary holds positions as both an employee and an officer, the date of receipt by the Company of the first of the letters of resignation, or the date on which it is delivered by hand to an authorized representative of the Company that employs him/her.

notwithstanding any notice requirement, whether or not it has been given.

•	Mutual agreement between the Beneficiary and the company that employs him/her during the Acquisition Period:

In the event of termination of the contract of employment by mutual agreement between the Beneficiary and the company that employs him/her (including in the case of contractual termination) if the Beneficiary is only an employee, or in the case of termination of the contract of employment by mutual agreement between the Beneficiary and the company that employs him/her and the simultaneous or successive resignation or removal from his/her office, in the event that the Beneficiary holds both positions at the same time, the Beneficiary would lose his/her right to the Free Share Allocation on the first date on which the agreement terminating the Beneficiary’s position as an employee is signed (or on which the agreement relating to the contractual termination is made), or the date of receipt of the notification of removal from office or the date of resignation from office.

•	Retirement of the Beneficiary during the Acquisition Period;

In the event that the Beneficiary retires during the Acquisition Period, the Beneficiary will lose his/her right to the Free Share Allocation on the date of retirement.

However, by exception to the foregoing:

(i)

in the event of the involuntary retirement of the Beneficiary at the initiative of the company that employs him/her during the Acquisition Period, in accordance with the applicable statutory and regulatory requirements, the Beneficiary will retain his/her right to the Free Share Allocation, on the condition that he/she adheres to the Acquisition Period;

(ii)	in the event of the death of the Beneficiary during the Acquisition Period, his/her heirs may request the Free Share Allocation within six (6) months of the death;

(iii)	in the event of disability, the Beneficiary may request that the Shares be awarded within six (6) months of the event that resulted in the disability.

It is specified that during the Acquisition Period, the Beneficiaries are not the owners of the Shares and have no shareholder’s rights. In particular, they do not have the right to dividends, the right to vote, or the right to the information communicated to shareholders attached to the Shares.

(b)	Delivery of the Shares

At the end of the Acquisition Period, the Company will, on the condition that the Beneficiary has adhered to the conditions and criteria of acquisition set out in Article 7 above, transfer to the Beneficiary the number of Shares decided by the Board of Directors.

The shares awarded will immediately be treated in the same manner as the existing shares and will carry immediate dividend rights.

(c)	Share Retention Period

The Shares must be retained by the Beneficiary throughout the Retention Period. As an exception, the shares will be freely transferable in the event of the death or disability of the Beneficiary.

If the Beneficiary is an officer, he/she will be required to administer at least 10% of the Shares awarded to him/her as registered shares until he/she ceases to hold office.

The Shares must be held in registered form in an account specifying that they are not available.

The Beneficiary has standing as a shareholder when the Shares are definitively awarded and throughout the Retention Period and may therefore exercise the rights attached to the bonus Shares throughout the Retention Period.

At the end of the Retention Period, the Shares may be freely transferred by the Beneficiary, subject to the provisions of the Company’s articles of association and the regulations applicable to companies whose shares are listed on a regulated market.

9.	ADJUSTMENTS

The Manager will be the only person with authority to decide, where applicable, the conditions on which the number of bonus Shares awarded will be adjusted in the event of transactions involving the capital of the Company in order to preserve the rights of the Beneficiaries of the said Free Share Allocations.

10.	INTERVENING TRANSACTIONS

(a)	Take over of control

In the event of a takeover of control and by derogation from the provisions of Articles 7 and 8 of this regulation, the beneficiaries will remain eligible for the allocation at the end of the vesting period, even if their employment contract and/or corporate mandate is terminated, for any reason, between the date of the takeover and the last day of the vesting period. In this specific case, the shares will vest with no requirement to wait for the plan’s performance criteria to be met.

(b)	Exchange of Shares

In the event of an exchange of shares resulting from a merger or split carried out in accordance with the regulations in force during the acquisition period, the provisions of this Article and, in particular, the above-mentioned periods, for the times remaining to run on the date of the exchange, will continue to be applicable to the rights to the award and the shares received in exchange.

11.	AMENDMENT OF REGULATION 2018—MANAGEMENT

(a)	Amendment

The Manager may, at any time, amend the provisions of, suspend, or terminate Regulation 2018, on the condition that it is done in compliance with the law.

(b)	Consequences of Amendment or Cancellation

No amendment, alteration, suspension, or cancellation of Regulation 2018 may reduce the rights of a Beneficiary without his/her agreement, unless such amendment results from a legislative or regulatory provision that has newly come into force or from any other provision that has executory effect and is mandatory for the Company or an Affiliated Company.

(c)	Management

The management of Regulation 2018 is assigned to the Manager. However, the Manager reserves the ability to assign the management of Regulation 2018 to any financial institution. The Manager will inform the Beneficiaries by registered letter with acknowledgement of receipt or delivery by hand specifying the name and contact information of the financial institution chosen by the Manager to handle the management of Regulation 2018.

12.	TAX AND SOCIAL SECURITY RULES

The Beneficiary will bear the cost of all taxes and mandatory deductions for which he/she is responsible under the tax regulations in force on the date on which the taxes or deductions become payable.

The Beneficiary is invited to obtain advice about his/her own personal tax situation, in particular in order to be aware of the tax and social security treatment that will apply to him/her, and the Beneficiary declares that he/she is not in any way relying on any tax or social security advice given by the Company.

13.	SPECIFIC RESTRICTIONS AND INFORMATION

Any person who holds shares of a company must, in general, abstain from transferring them, acquiring new shares, or giving advice concerning those shares if he/she is in possession of information that could have a significant influence on the market price of the company that has not been made public. Persons who violate those rules may be subject to penal and financial sanctions. Those rules apply to Eligible Persons who receive Shares.

We invite you to refer to the Code of Ethics adopted by the Company that is online on the Intranet.

Moreover, in accordance with Article L.225-197-1 I of the Commercial Code, the Shares may not be assigned or transferred after the expiration of the Retention Period:

•	within ten (10) trading sessions preceding and three (3) trading sessions following the date on which the consolidated accounts or, if none, the annual accounts are made public;

•

within the time between the date on which the corporate bodies of the Company have knowledge of information that, if it were made public, could have a significant impact on the market price of the Company’s shares, and the date ten (10) trading sessions before the date on which the information is made public.

A calendar of publications is distributed annually and is accessible online on the Intranet.

In accordance with the provisions of Article L.621-18-2 of the Monetary and Financial Code, the transfer of shares by an officer or any person who has, within the Company, (i) the power to make management decisions concerning the Company’s activities and strategy, and (ii) regular access to privileged information concerning the Company directly or indirectly requires that information be provided to the Autorité des Marchés Financiers [financial markets authority], with a copy to the Company, within the time allowed by the regulations in force.

15.	LIABILITY OF THE COMPANY

The Company and its Affiliated Companies may not, in any way, be held liable if, for any reason whatsoever not attributable to the Company or its Affiliated Companies, a Beneficiary was not able to acquire the Shares awarded to him/her.

16.	APPLICABLE LAW, JURISDICTION

Regulation 2018 is governed by French law and in particular by the provisions of Articles L.225-197-1 et seq. of the Commercial Code.

Any dispute relating to Regulation 2018 will be within the exclusive jurisdiction of the court of competent jurisdiction subject to the jurisdiction of the court of appeal in the place in which the head office of the Company is located.

The Free Share Allocation under Regulation 2018 authorizes the Society, at any time, to ask the Beneficiary to comply with any legislative and regulatory provision governing the Shares.

*                *                 *

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APPENDIX

SAMPLE NOTIFICATION LETTER CONCERNING DBV TECHNOLOGIES FREE

SHARE ALLOCATION

Montrouge, [date]

[Name of Beneficiary]

Dear Sir/Madam:

We are pleased to inform you that the Board of Directors of the Company has decided to allocate free shares of the Company to you in accordance with the provisions of the regulation governing the free share plan, a copy of which is attached in an Appendix (“Regulation 2018”).

The terms that are not defined in this letter and that are capitalized have the meaning assigned to them in Regulation 2018.

These free Shares have been awarded under the provisions of Articles L.225-197-1 to L.225-197-5 of the Commercial Code.

Under the decision of the Board of Directors, you were awarded [    ] ([    ]) free shares of the Company, on [                ], on the terms set out below.

1.	Acquisition Period and conditions

The definitive allocation of the free shares will only occur at the later of the following two dates, subject to the presence requirement set out below:

(i) expiry of the current vesting period as from their initial allocation; and

(ii) approval of Viaskin Peanut by the US Food and Drug Administration (US FDA) (performance condition).

2.	Conditions and criteria of allocation

The Free Share Allocation assumes that during the Acquisition Period referred to above, you will meet the following conditions and criteria:

You must, throughout the Acquisition Period, have a relationship with the Company or an Affiliated Company under an office and/or a contract of employment.

In the event of resignation, voluntary or involuntary retirement, termination of the contract of employment by mutual agreement, dismissal, removal, or termination of the office, during the Acquisition Period, for any reason whatsoever, you will lose all right to the Free Share Allocation and may claim no compensation in that regard.

In the event of resignation, the loss of the right to the Free Share Allocation will occur on the date of receipt by the Company or the Affiliated Company concerned of your letter of resignation or on the date of delivery by hand of the letter to an authorized representative of the company that employs you, notwithstanding any notice requirement, whether or not it has been given.

In the event of dismissal or removal, the loss of the right to the Free Share Allocation will occur on the date of receipt (or first presentation) of the letter of notification of dismissal or removal, notwithstanding (i) any notice requirement, whether or not it has been given; (ii) any dispute by you of your dismissal and/or the reasons for the dismissal, and (iii) any judicial decision setting aside the dismissal.

However, by exception to the foregoing,

(i)	in the event of retirement during the Acquisition Period, you will retain your right to the Free Share Allocation;

(ii)	in the event of death during the Acquisition Period, your heirs may request the Free Share Allocation within six (6) months of the date of your death.

(iii)	in the event disability during the Acquisition Period, you may request the Free Share Allocation within six (6) months of the date of your disability.

(iv)

In the event of a takeover of control within the meaning of Article L. 233-3 of the French Commercial Code of DBV Technologies by any person acting alone or in concert with other persons, the beneficiaries will remain eligible for the allocation at the end of the vesting period, even if their employment contract and/or corporate mandate is terminated, for any reason, between the date of the takeover and the last day of the vesting period. In this specific case, the shares will vest with no requirement to wait for the plan’s performance criteria to be met.

3.	Retention Period

On the final allocation of the Shares, you agree to retain them during the Retention Period of two years.

Accordingly, the Shares awarded must be held in registered form in an account specifying that they are not available.

You will have the status of shareholder as of the final allocation of the Shares and throughout the Retention Period, notwithstanding the retention obligation. You may therefore, throughout the Retention Period, exercise the rights attached to the Shares allocated to you and, in particular, the right of communication, the right to participate in meetings, the right to vote, the right to dividends, and the preferential subscription right.

At the end of the above-mentioned Retention Period, the Shares will become available and may, in particular, be freely transferred (subject to the abstention periods referred to in Regulation 2018).

Your acceptance of the Free Share Allocation on the terms set out above constitutes acceptance of the terms of Bylaw 2018.

In the event that you accept the Free Share Allocation, we would appreciate it if you would sign two copies of this notification of Free Share Allocation and keep one copy and return the other to the Company by registered letter or delivered by hand in a period of 30 days from the receipt of this letter. Otherwise, the award will be void.

Sincerely yours,

Pierre-Henri Behnamou

Good for acceptance

[Name of Beneficiary]

Encl.: Regulation 2018